IA VF 3-7-02



02006938

STATES
:HANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



PROCESSING
FEB 28 2002
WASH. D.C.
SECTION
354

SEC FILE NUMBER
8- 18119

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ziv Investment Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 2095
(No. and Street)

Chicago, (City) — Illinois (State) — 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Griegel — (312) 427-7208
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) — Blue Island, (City) — Illinois (State) — 60406 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/02

OATH OR AFFIRMATION

I, Peter G. Ziv, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ziv Investment Company, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

Vice President

Title



Notary Public



"OFFICIAL SEAL"
JAMES M. GRIEGEL
NOTARY PUBLIC
STATE OF ILLINOIS
COMMISSION EXPIRES 09/19/04

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT


RECEIVED
FEB 28 2002
354
PROCESSING
SECTION
WASH. D.C.

Board of Directors
Ziv Investment Company

We have audited the accompanying statement of financial condition of Ziv Investment Company as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ziv Investment Company as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 8, 2002

ZIV INVESTMENT COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 955,105
Receivable from broker/dealers and clearing organizations	208,158
Receivable from customers	1,079,194
Securities owned, at market value	3,950,192
Secured demand note	175,000
Exchange memberships, at cost	51,500
Furniture, equipment and software, at cost (net of $85,942 accumulated depreciation)	19,732
Leasehold improvements, at cost (net of accumulated amortization of $729)	15,980
Other assets	31,977
TOTAL ASSETS	$ 6,486,838

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Payable to brokers/dealers and clearing organizations	$ 38,074
Payable to customers	5,089,945
Accounts payable, accrued expenses and other liabilities	31,584
Accrued profit sharing contribution	10,000
Subordinated liability	175,000
Total Liabilities	$ 5,344,603
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 1,000 shares; issued and outstanding 350 shares	$ 350
Additional paid-in capital	109,650
Retained earnings	1,032,235
Total Shareholders' Equity	$ 1,142,235
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,486,838

The accompanying notes are an integral part of this financial statement.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated under the laws of the state of Delaware on October 29, 1969. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc., the Chicago Stock Exchange, Inc. and the Chicago Board of Options Exchange, Inc. The Company's primary activity is the sale of securities.

Customers Transactions - Customers' securities transactions are recorded on a settlement date basis. Commission revenue and related expense are recorded on a trade date basis which is the same business day as the transaction date.

Firm Securities Transactions - Securities transactions of the Company are recorded on a trade date basis. Securities in firm trading accounts are carried at market value or estimated fair value as determined by management for book purposes. The resulting difference between cost and market (or fair value) is included in income.

Depreciation - Depreciation is provided for using the straight-line method over estimated useful lives of three, five and seven year periods.

Leasehold Improvements - Amortization is provided using the straight-line method over 39.5 years.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 that are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 2 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $201,401 which has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Included in securities owned are U.S. Treasury securities with a market value of $3,537,586 which also have been segregated in a special reserve bank custodial account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 3 - RETIREMENT PLAN

The Company maintains a discretionary profit sharing plan covering substantially all employees. The plan is integrated with social security. The Company makes annual contributions to the plan. Profit sharing plan expense for the current plan year is $10,000.

NOTE 4 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities at quoted market values as illustrated below. U.S. Treasury securities listed below are not considered cash equivalents. At December 31, 2001, U.S. Treasury securities with a market value of $397,160 were being held as a security deposit with a securities clearing organization.

	Owned
U.S. Treasuries	$ 3,934,746
Equity Securities	15,446
Totals	$ 3,950,192

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 5 - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

NOTE 6 - S CORPORATION ELECTION

The Company has elected S Corporation status for federal income purposes. Income taxes are therefore the responsibility of the Company's individual shareholders.

NOTE 7 - LEASE COMMITMENTS

Operating Leases - Minimum annual rentals under non-cancellable leases for office space at two locations, exclusive of additional payments which may be required for certain increases in operating and maintenance costs are as follows:

		Office Leases Expiring	
Year	Total	01/31/03	12/31/06
2002	$ 97,337	$ 32,237	$ 65,100
2003	67,786	2,686	65,100
2004	65,100		65,100
2005	65,100		65,100
2006	65,100		65,100
Total	$ 360,423	$ 34,923	$325,500

Office rent expense for the year ended December 31, 2001 under these lease agreements was $33,062.

ZIV INVESTMENT COMPANY

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 7 - LEASE COMMITMENTS - (Continued)

Capital lease – Effective in January 2002, the Company was the lessee of office furniture under a four year capital lease which expires December 31, 2005. The related asset and liability will be recorded at the fair market value at the inception of this lease which was $56,247. Future minimum lease payments under this capital lease are as follows:

Year Ending December 31,	Amount
2002	$ 16,641
2003	16,641
2004	16,641
2005	16,641
Total minimum lease payments	$ 66,564
Less: amount representing interest	(10,317)
Present value of net minimum lease payments	$ 56,247

NOTE 8 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at December 31, 2001 is listed below. The subordinated lender is a shareholder of the Company.

Liability Pursuant to Secured Demand Note Collateral Agreement 5%, due 12-31-03	$ 175,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such a borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the Company to maintain the greater of minimum net capital of $250,000 or two percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but at December 31, 2001, the Company had net capital and a net capital requirement of $1,177,633 and $250,000, respectively.

NOTE 10 – CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

Effective January 2002, the Company entered into an agreement with another broker/dealer (Clearing Broker/dealer), whereby the Company forwards (introduces) certain customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. Relating to the processing and other charges, the Company is required to produce annual minimum gross execution and clearing revenue of $150,000 for the Clearing Broker/dealer. Pursuant to terms of this agreement, the Company is required to maintain minimum net capital as defined by SEC rule 15c3-1 of not less than $100,000 and maintain minimum coverage on its broker's blanket bond of $100,000. The Company is to maintain a deposit of $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. The agreement may be terminated by either party with 90 days prior written notification. However, if the Company terminates the agreement during the first five (5) years, it will be subject to a termination fee ranging from $100,000 during the first year to $5,000 during year five. In addition, if the Company terminates this agreement at any time, it will be liable for direct costs incurred transferring accounts held at the Clearing Broker/dealer.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK – (Continued)

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments on behalf of its customers. These financial instruments include options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the underlying security at a future date at a contracted price. Market risk related to options is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. In addition, customers sell securities they do not own and therefore will be obligated to purchase such securities at a future date. The risk to the customer arises if the market values of the related securities increase subsequent to the date of sale. The Company's exposure to risk would consist of the amount necessary to satisfy the contractual requirement of these financial instruments should the customers fail to meet their contractual obligations.

The Company's customer securities transactions (not introduced to its Clearing Broker/dealer, See Note 11) are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK – (Continued)

securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis, subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customers fail to satisfy their contractual commitments, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.